February 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kim Browning

Re:	Credit Suisse Opportunity Funds (the “Registrant”)
Securities Act File No. 33-92982
Investment Company Act File No. 811-9054

Dear Ms. Browning:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned and Elliot J. Gluck on February 13, 2020, regarding Post-Effective Amendment No. 92 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 93 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”).  The Amendment contains the prospectus and statement of additional information (“SAI”) for the Credit Suisse Multialternative Strategy Fund (the “Fund”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding in italicized text.  The Registrant’s responses to each comment are set out immediately under the restated comment.  A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement will be filed separately. Defined terms, unless otherwise defined herein, have the meanings given to them in the Amendment.

I.                                        General

Comment 1:         Please file your responses to the Staff’s comments as correspondence with the SEC via EDGAR at least 5 business days prior to the effective date of the Registration Statement to give the Staff adequate time to review the responses.  Please confirm that all excluded and bracketed language (e.g., the performance bar chart, the average annual

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO   SAN FRANCISCO  PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

total returns table and the financial highlights table) will be updated and provided to the Staff at least 5 days prior to effectiveness to allow the Staff time to review it.

Response 1:                              The Registrant will seek to respond to the Staff’s comments at least five business days prior to the effective date of the Amendment. A completed fee table, expense example, performance bar chart and table and financial highlights table are attached hereto as Exhibit A. The Registrant will update all information that was excluded or in brackets in the next Post-Effective Amendment to be filed.

II.                                   Prospectus

Comment 2:         In the subsection entitled “Fund Summary — Fees and Fund Expenses,” footnote 3 to the fee table states that “any reimbursements must be paid at a date not more than three years after the end of the fiscal year during which such fees were limited or expenses were paid by Credit Suisse and the reimbursements do not cause a class to exceed the applicable expense limitation in the contract at the time the fees were limited or expenses were paid.”  Please confirm that the Registrant conducted a FAS 5 analysis and concluded that recoupment of waived fees and/or reimbursed expenses under the Fund’s expense limitation agreement is not probable.  Please also confirm that the FAS 5 analysis was provided to the Fund’s auditors.  Alternatively, please revise the above-referenced footnote to state that any recoupment must be paid at a date not more than three years after the date of the waiver/reimbursement provided that the recoupment does not cause a class to exceed either (i) the applicable expense limitation in the expense limitation agreement at the time the fees were waived or expenses reimbursed or (ii) the applicable expense limitation at the time of such recoupment.

Response 2:                              The Registrant notes that its Form N-CSR filed with the SEC on January 6, 2020 contains the following disclosure regarding Credit Suisse’s ability to recoup waived fees and reimbursed expenses:

“The Fund is authorized to reimburse Credit Suisse for management fees previously limited and/or for expenses previously reimbursed by Credit Suisse, provided, however, that any reimbursements must be paid at a date not more than thirty-six months following the applicable month during which such fees were limited or expenses were reimbursed by Credit Suisse and the reimbursements do not cause the Fund to exceed the applicable expense limitation in the contract at the time the fees are recouped.”

The Registrant further notes that Credit Suisse’s ability to recoup waived fees and reimbursed expenses is consistent with such disclosure.  In addition, the Registrant will seek to amend the Fund’s expense limitation agreement to provide that any recoupment of fees waived or expenses reimbursed by Credit Suisse will not be made more than three years after the date of the waiver or reimbursement and will not cause a class to exceed either (i) the applicable expense limitation in the agreement at the time the fees were waived or expenses reimbursed or (ii) the applicable expense limitation at the time of such recoupment.  Following such amendment, the Registrant intends to update the above referenced footnote to state as follows (additions bolded and underlined; deletions in strikethrough text):

Credit Suisse Opportunity Funds (the “Trust”) and Credit Suisse Asset Management, LLC (“Credit Suisse”) have entered into a written contract limiting operating expenses to 1.10% of the fund’s average daily net assets for Class A shares and 0.85% of the fund’s average daily net assets for Class I shares at least through February 28, 2021. This limit excludes certain expenses, including interest charges on fund borrowings, taxes, brokerage commissions, dealer spreads and other transaction charges, expenditures that are capitalized in accordance with generally accepted accounting principles, acquired fund fees and expenses, short sale dividends, and extraordinary expenses (e.g., litigation and indemnification and any other costs and expenses that may be approved by the Board of Trustees). The Trust is authorized to reimburse Credit Suisse for management fees previously limited and/or for expenses previously paid by Credit Suisse, provided, however, that any reimbursements must be paid at a date not more than three years after the ~~end of the fiscal year during~~ date on which such fees were limited or expenses were paid by Credit Suisse and the reimbursements do not cause a class to exceed the applicable expense limitation in the contract that was in effect either at the time (i) the fees were limited or expenses were paid or (ii) of such reimbursement. This contract may not be terminated before February 28, 2021.

Comment 3:         In footnote 3 of the fee table under the subsection entitled “Fund Summary — Fees and Fund Expenses,” please disclose who can terminate the expense limitation agreement and under what circumstances (see Instruction 3(e) to Item 3 of Form N-1A).

Response 3:                              The above-referenced footnote is based on the Fund’s current expense limitation agreement, which does not include an explicit right of termination for either party.  Accordingly, the Registrant submits that the above-referenced disclosure is accurate and consistent with the requirement of Instruction 3(e) to Item 3 of Form N-1A.

Comment 4:         The Fund currently includes “Portfolio Turnover Risk” as a principal risk.  Please incorporate disclosure in the subsection entitled “Fund Summary — Principal Investment Strategies” stating that the Fund engages in active and frequent trading.

Response 4:                              The requested disclosure has been added.

Comment 5:         Please confirm that all principal investment strategies of the Fund are contained in the section required by Item 4 of Form N-1A and revise and/or enhance any disclosure as necessary.

Response 5:                              The Registrant confirms that all principal investment strategies of the Fund are contained in the section of the Prospectus required by Item 4 of Form N-1A.

Comment 6:         In the subsection entitled “Fund Summary — Principal Risks of Investing in the Fund,” Emerging Markets Risk is listed as principal risk.  As a result, please specifically reference the term “emerging markets” in the subsection entitled “Fund Summary — Principal Investment Strategies.”

Response 6:                              The requested disclosure has been added.

Comment 7:         If the Fund’s principal investment strategies are intended to mimic hedge fund investment strategies, please add appropriate disclosure.

Response 7:                              The Fund’s principal investment strategies are not intended to mimic those of hedge funds generally.

Comment 8:         In the subsection entitled “Fund Summary — Principal Investment Strategies,” please revise the first paragraph to be in plain English and delete the reference to “but not exclusively.”

Response 8:                              The Registrant has revised the above-referenced paragraph as follows (additions bolded and underlined; deletions in strikethrough text):

The fund seeks to achieve its investment objective by utilizing an investment process to allocate capital across a range of investment strategies. The investment strategies that the fund primarily~~, but not exclusively,~~ allocates to are directional and/or relative value strategies (i.e., strategies that aim to benefit from relative pricing differences across securities) ~~that take long and/or short positions~~ across all major asset classes, including equities, fixed income, currencies and commodities.

Comment 9:         To the extent that the disclosure in the section required by Item 9 of Form N-1A contains principal investment strategies and/or principal risks that are not summarized in the section required by Item 4 of Form N-1A, please include a summary of such strategies and risks in such section.

Response 9:                              The Registrant confirms that all principal investment strategies and principal risks of the Fund are summarized in the section of the Prospectus required by Item 4 of Form N-1A.

Comment 10:       In the subsection entitled “Fund Summary — Principal Investment Strategies,” please disclose the denomination of the securities in which the Fund invests and the attendant risks.

Response 10:                       The Registrant has added the following sentence to the above-referenced section: “The instruments in which the fund may invest may be U.S. dollar- or non-U.S. dollar-denominated.”  The Registrant submits that the risks associated with non-U.S. dollar-denominated instruments are set out under Foreign Securities Risk — Currency Risk in the section entitled “Fund Summary — Principal Risks of Investing in the Fund.”

Comment 11:       In the subsection entitled “Fund Summary — Principal Investment Strategies,” please state the Fund’s policy with respect to maturity and duration for bonds.

Response 11:                       The Registrant has added the following statement to the above-referenced section: “The fund may invest in bonds of any maturity or duration.”

Comment 12:       In the subsection entitled “Fund Summary — Principal Investment Strategies,” please disclose the type of issuers (i.e. public, private, U.S. or non-U.S.) in which the Fund will principally invest and include any applicable risks.

Response 12:                       The Registrant submits that the disclosure in the above-referenced section describes the types of issuers in which the Fund may invest as part of its principal investment strategies (see, for example, the disclosure in the third paragraph).  The Fund does not intend to invest in privately placed securities as part of its principal investment strategies.

Comment 13:       In the fourth paragraph of the subsection entitled “Fund Summary — Principal Investment Strategies,” please delete “but not limited to.”

Response 13:                       The requested deletion has been made.

Comment 14:       In the subsection entitled “Fund Summary — Principal Investment Strategies,” please indicate the types of options in which the Fund intends to invest (i.e., puts, calls, over-the-counter or exchange-traded) and include corresponding risks.

Response 14:                       The Registrant has revised the fourth paragraph in the above-referenced section as follows (additions bolded and underlined):

The fund may invest in a broad range of instruments, including, but not limited to, equities, American Depository Receipts and Global Depository Receipts, other mutual funds, exchange-traded funds (“ETFs”), warrants, bonds (both investment grade and below investment grade (commonly referred to as “junk bonds”)), exchange-traded notes (“ETNs”), currencies, commodities, futures, exchange-traded and over-the-counter put and call options (both covered and uncovered) and total return and excess swaps, either by investing directly in these instruments or, in the case of commodities and certain commodity-linked instruments, indirectly, by investing in the Subsidiary (as described below) that invests in such commodities and commodity-linked instruments.

Please see Response 20 relating to additional risk disclosure related to options.

Comment 15:       In the subsection entitled “Fund Summary — Principal Investment Strategies,” please indicate the types of swaps in which the Fund intends to invest and include corresponding risks.

Response 15:                       Please see Response 14.  The Registrant submits that risks relating to options are included in the Fund’s disclosure of principal risks.

Comment 16:       In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, the Registrant should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Registrant expects to be managed and should address those strategies that the Registrant expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Additionally, the disclosure concerning the principal risks of the Registrant should similarly be tailored to the types of derivatives used by the Registrant, the extent of their use, and the purpose for using derivative transactions. Generic disclosure, either brief or overly detailed should be avoided.

Response 16:                       The Registrant has reviewed the disclosure contained in the prospectus regarding its proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner.

Comment 17:       In the fifth paragraph of the subsection entitled “Fund Summary — Principal Investment Strategies,” please clearly state the strategies of the Subsidiary and delete open-ended disclosure, such as “but it may also invest in other types of futures, swaps and options.”

Response 17:                       The Registrant has revised the above-referenced paragraph as follows (additions bolded and underlined; deletions in strikethrough text):

The fund primarily will gain exposure to commodities and commodity-linked instruments through investments in the Credit Suisse Cayman Multialternative Strategy Fund, Ltd. (the “Subsidiary”), a wholly-owned subsidiary of the fund organized under the laws of the Cayman Islands. ~~Generally, t~~The Subsidiary will invest in (long and short) commodity-linked futures and swaps, ~~but it may also invest in other types of futures,~~

~~swaps and options,~~ as well as certain money market instruments, including U.S. government securities, money market fund shares, repurchase agreements and other high-quality, short-term fixed income instruments. The primary purpose of the money market instruments held by the Subsidiary will be to serve as collateral for the Subsidiary’s derivative positions; however, these instruments may also earn income for the Subsidiary. The Subsidiary is managed by Credit Suisse and has the same investment objective as the fund.  The fund may invest up to 25% of its total assets in the Subsidiary. Investment in the Subsidiary is expected to provide the fund with commodity exposure within the limitations of the federal tax requirements that apply to the fund. Investments in other Credit Suisse Funds may provide the fund with exposure to other securities and financial instruments in addition to commodities and commodity-linked instruments.

Comment 18:       If the transition from LIBOR is a principal risk, please add appropriate risk disclosure.

Response 18:                       The transition from LIBOR is not a principal risk of the Fund.

Comment 19:       In the subsection entitled “Fund Summary — Principal Risks of Investing in the Fund,” please order the risk factors by potential impact on net asset value, yield and total return, rather than alphabetically. See ADI 2019-08.

Response 19:                       The Registrant recognizes the SEC’s Guidance (ADI 2019-08), but respectfully declines to change the order in which its discloses the Fund’s principal risks at this time.  The sections of the Prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, the Registrant believes that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that the Registrant has determined to be principal, the Registrant believes that it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, the Registrant is concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

Comment 20:       In the subsection entitled “Fund Summary — Principal Risks of Investing in the Fund,” please disclose risks specific to each type of derivative instrument in which the Fund intends to invest on a principal basis.

Response 20:                       Please see Response 16.  The Registrant notes that the Prospectus contains principal risk factors for forwards, futures and swaps, and that the following principal risk factor has been added for options:

OPTIONS RISK

A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived and well-executed options program may be adversely affected by market behavior or unexpected events. Successful options strategies may require the anticipation of future movements in securities prices, interest rates and other economic factors. No assurances can be given that Credit Suisse’s judgment in this respect will be correct. When the fund purchases options, it risks losing all or part of the cash paid for the options. Because option premiums paid or received by the fund indirectly are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

Comment 21:       In the subsection entitled “Fund Summary — Principal Risks of Investing in the Fund — Speculative Exposure Risk,” reference is made to writing uncovered call options.  Please confirm whether writing uncovered call options is a principal investment strategy.  If yes, please update the principal investment strategies disclosure accordingly.

Response 21:                       Please see Response 14.

Comment 22:       The subsection entitled “Fund Summary — Principal Risks of Investing in the Fund — Tax Risk” states that “[t]he fund anticipates treating income and gain from the Subsidiary and from commodity-linked notes as qualifying income.”  Please confirm that the Fund actually treats income and gain from the Subsidiary and from commodity-linked notes as qualifying income.

Response 22:                       The Registrant confirms that the Fund treats income and gain from the Subsidiary and from commodity-linked notes as qualifying income.

Comment 23:       The subsection entitled “Fund Summary — Performance” states that the ICE BofA ML 3-Month Treasury Bill Index will replace the Credit Suisse Hedge Fund Index, as it is more relevant to the Fund’s new investment objective and principal investment strategies.  Please explain supplementally why the ICE BofA ML 3-Month Treasury Bill

Index is more relevant to the Fund’s new investment objective and principal investment strategies.

Response 23:                       The Fund seeks positive absolute returns and utilizes an investment process to allocate capital across a range of investment strategies. The ICE BofA ML 3-Month Treasury Bill Index tracks the returns of three month Treasury Bills, which is a more appropriate representation of a positive absolute returns benchmark.

Comment 24:       Please confirm that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response 24:                       The Registrant notes that the Prospectus currently discloses that the Subsidiary will generally be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund.  See the section entitled “The Fund in Detail — Goals and Strategies.”  The Registrant confirms that it includes holdings of the Subsidiary for purposes of compliance with its investment policies. With respect to the asset coverage requirements under the 1940 Act, the Fund and the Subsidiary test for compliance on an aggregate basis.

Comment 25:       The subsection entitled “The Fund In Detail — Goal and Strategies” states that “[t]he Fund and Subsidiary may test for compliance with certain investment restrictions…”  Please clarify the meaning of such sentence.

Response 25:                       The above-referenced sentence has been deleted.  Please see Response 24.

Comment 26:       Please identify the custodian of the Subsidiary and confirm it complies with the custody rules under the 1940 Act.

Response 26:                       The custodian of the Subsidiary is State Street Bank and Trust Company, the same as the custodian of the Fund.  The Registrant confirms that the Subsidiary complies with the custody rules under the 1940 Act.

Comment 27:       Please confirm supplementally that (a) the management fee of the Subsidiary, if any, will be included in “Management Fees,” and the expenses of the Subsidiary will be included in “Other Expenses” in the Fund’s fee table; (b) the Subsidiary and its board of directors will agree to designate agents for service of process in the United States; and (c) the Subsidiary and its board of directors will agree to inspection by the Staff of the books and records of the Subsidiary, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response 27:                       The Registrant confirms each of the above-listed items.

Comment 28:       Please disclose whether the Fund has received a private letter ruling from the IRS stating that undistributed income derived from the Subsidiary is “qualifying income.”  If the Fund has not received a private letter ruling, please describe the basis for determining that such undistributed income is classified as “qualifying income,” such as opinion of counsel.

Response 28:                       The Fund has received an opinion of counsel stating that income and gains to be derived by the Fund from its investment in the Subsidiary should constitute qualifying income to the Fund as a regulated investment company under the Code.

Comment 29:       The subsection entitled “Choosing a Class of Shares” states that “[m]ore information about the fund’s classes of shares is available through Credit Suisse’s website.”  Please state that the additional information is available free of charge and include the specific website address, if applicable. Additionally, please confirm if the information on Credit Suisse’s website will include the sales load variations as they apply to certain financial intermediaries.

Response 29:                       The requested disclosure has been added.  The information on Credit Suisse’s website does not include sales load variations as they apply to certain financial intermediaries.

III.                              SAI

Comment 30:       The subsection entitled “Investment Objective and Policies — Investment Policies and Strategies” states that the Fund may invest up to 15% of its net assets in illiquid investments.  As a result of this percentage, please include illiquid investments in the Fund’s principal investment strategies.

Response 30:                       The Registrant submits that the above-referenced statement discloses the Fund’s limit on illiquid investments, which is mandated by Rule 22e-4 under the 1940 Act.  The Fund does not intend to invest in illiquid investments as part of its principal investment strategies.  Accordingly, the requested disclosure has not been added.

Comment 31:       Please update the disclosure in the subsection entitled “Investment Objective and Policies — Investment Policies and Strategies — Regulatory Aspects of Derivative Instruments,” and also disclose any risks associated with being a “commodity pool” for purposes of the CEA.

Response 31:                       The Registrant has updated the above-referenced disclosure.  The Registrant does not believe that there are any material risks to the Fund resulting from it being a “commodity pool” for purposes of the CEA.

Comment 32:       The Fund’s concentration policy states that the Fund may not “invest 25% or more of the value of its total assets in any one industry or group of industries, other than the United States Government, or any of its agencies or instrumentalities, except that if the

Liquid Alternative Beta Index is or becomes concentrated in a particular industry or group of industries, the Fund’s investments will exceed this 25% limitation to the extent that it is necessary to gain exposure to that industry or group of industries to track the applicable Index.”  Please add disclosure stating that the Fund will not concentrate if the Liquid Alternative Beta Index is or becomes concentrated in a particular industry or group of industries.

Response 32:                       The requested disclosure has been added.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8427.

Sincerely,

/s/ Allison H. Schwartz

Allison H. Schwartz

Enclosures

cc:                                Lou Anne McInnis, Esq., Credit Suisse Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Exhibit A

FEES AND FUND EXPENSES

The accompanying tables describe the fees and expenses that you may pay if you buy and hold shares of the fund.

You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Credit Suisse Funds. More information about these and other discounts is available from your financial representative and in this Prospectus on page 87 under the heading “Other Shareholder Information — Classes of Shares and Sales Charges” and on page 92 under the heading “Intermediary-Specific Sales Charge Waiver Policies,” and in the fund’s Statement of Additional Information (“SAI “) on page 73 under the heading “Additional Purchase and Redemption Information.” In addition to the fees and expenses described below, you may also be required to pay brokerage commissions on purchases and sales of Class I shares of the fund.

	CLASS A	CLASS I
Shareholder fees (paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.25%	NONE
Maximum deferred sales charge (load) (as a percentage of the lesser of original purchase price or redemption proceeds, as applicable)	NONE (1)	NONE
Maximum sales charge (load) on reinvested distributions (as a percentage of offering price)	NONE	NONE
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fee	1.04%	1.04%
Distribution and service (12b-1) fee	0.25%	NONE
Other expenses(2)	0.94%	0.94%
Acquired fund fees and expenses	0.03%	0.03%
Total annual fund operating expenses(3)	2.26%	2.01%
Less: amount of fee limitations/expense reimbursements(4)	1.13%	1.13%
Total annual fund operating expenses after fee limitations/expense reimbursements	1.13%	0.88%

(1) Purchases of shares of $1 million or more may be subject to a 1% deferred sales charge on redemptions within 12 months of purchase.

(2) The fund may invest in Credit Suisse Cayman Multialternative Strategy Fund, Ltd. (the “Subsidiary”), a wholly-owned subsidiary of the fund organized under the laws of the Cayman Islands. “Other expenses” include expenses of both the fund and the Subsidiary.

(3) The “Total annual fund operating expenses” in the table above do not correlate to the ratio of expenses to average net assets found within the Financial Highlights section of this Prospectus, which reflects the operating expenses of the fund and does not include Acquired Fund Fees and Expenses.

(4) Credit Suisse Opportunity Funds (the “Trust”) and Credit Suisse Asset Management, LLC (“Credit Suisse”) have entered into a written contract limiting operating expenses to 1.10% of the fund’s average daily net assets for Class A shares and 0.85% of the fund’s average daily net assets for Class I shares at least through February 28, 2021. This limit excludes certain expenses, including interest charges on fund borrowings, taxes, brokerage commissions, dealer spreads and other transaction charges, expenditures that are capitalized in accordance with generally accepted accounting principles, acquired fund fees and expenses, short sale dividends, and extraordinary expenses (e.g., litigation and indemnification and any other costs and expenses that may be approved by the Board of Trustees). The Trust is authorized to reimburse Credit Suisse for management fees previously limited and/or for expenses previously paid by Credit Suisse, provided, however, that any reimbursements must be paid at a date not more than three years after the end of the fiscal year during which such fees were limited or expenses were paid by Credit Suisse and the reimbursements do not cause a class to exceed the applicable expense limitation in the contract at the time the fees were limited or expenses were paid. This contract may not be terminated before February 28, 2021.

EXAMPLE

This example may help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

Assume you invest $10,000, the fund returns 5% annually, expense ratios remain the same and you close your account at the end of each of the time periods shown. Based on these assumptions, your cost would be:

	ONE	THREE	FIVE	TEN
	YEAR	YEARS	YEARS	YEARS
CLASS A (with or without redemption)	$634	$1,091	$1,574	$2,901
CLASS I (with or without redemption)	$90	$521	$978	$2,247

PERFORMANCE

The accompanying bar chart and table provide an indication of the risks of investing in the fund. The bar chart shows you how performance of the fund’s Class A shares has varied from year to year for up to 10 years (if applicable). The fund’s total returns prior to February 28, 2020, as reflected in the bar chart and the table, are the returns of the fund when it followed a different investment objective and different investment strategies. The table compares the fund’s performance (before and after taxes) over time to that of a broad-based securities market index. Effective February 28, 2020, the ICE BofA ML 3-Month Treasury Bill Index replaced the Credit Suisse Hedge Fund Index as the broad-based securities market index against which the fund measures its performance. Credit Suisse believes the ICE BofA ML 3-Month Treasury Bill Index is more relevant to the fund’s new investment objective and principal investment strategies. The table also compares the fund’s performance to the Credit Suisse Liquid Alternative Beta Index. The after-tax returns are shown for Class A shares only. The after-tax returns of other classes will vary. As with all mutual funds, past performance (before and after taxes) is not a prediction of future performance.

The fund makes updated performance available at the fund’s website (www.credit-suisse.com/us/funds) or by calling Credit Suisse Funds at 877-870-2874.

Sales charges are not reflected in the accompanying bar chart, and if those charges were included, returns would be less than those shown.

AVERAGE ANNUAL TOTAL RETURNS

PERIOD ENDED 12/31/19:	ONE YEAR 2019	FIVE YEARS 2015-2019	SINCE INCEPTION	INCEPTION DATE
CLASS A RETURN BEFORE TAXES	-2.55%	-0.25%	0.93%	3/30/12
CLASS A RETURN AFTER TAXES ON DISTRIBUTIONS	-4.36%	-1.29%	-0.05%
CLASS A RETURN AFTER TAXES ON DISTRIBUTIONS AND SALE OF FUND SHARES	-1.51%	-0.60%	0.33%
CLASS I RETURN BEFORE TAXES	3.22%	1.09%	1.89%	3/30/12
ICE BOFA ML 3-MONTH TREASURY BILL INDEX (REFLECTS NO DEDUCTION FOR FEES, EXPENSES OR TAXES)	2.28%	1.07%	0.72%
CREDIT SUISSE LIQUID ALTERNATIVE BETA INDEX (REFLECTS NO DEDUCTION FOR FEES, EXPENSES OR TAXES)	8.05%	2.36%	3.04%

•  After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts (“IRA”).

FINANCIAL HIGHLIGHTS

The financial highlights tables show each fund’s audited financial performance for five years. Certain information in the tables reflect results for a single fund share. Total return in the tables represents how much you would have earned or lost on an investment in the fund, assuming you had reinvested all dividend and capital gain distributions.

The figures below for the fiscal years ended October 31, 2015, 2016, 2017, 2018 and 2019 have been audited by the funds’ independent registered public accounting firm, KPMG LLP, whose report on each fund’s financial statements is included in such fund’s Annual Report. The Annual Report includes the independent registered public accounting firm’s report, along with the fund’s financial statements. It is available free upon request through the methods described on the back cover of this Prospectus.

MULTIALTERNATIVE STRATEGY FUND CLASS I FOR THE YEAR ENDED:	10/19	10/18	10/17	10/16	10/15
Per share data
Net asset value, beginning of year	$10.03 (1)	$10.54	$10.39 (1)	$10.36	$10.42
Investment Operations
Net investment income (loss)(2)	0.06	0.05	(0.04)	(0.08)	(0.01)
Net gain (loss) from investments, futures contracts, swap contracts, written options and foreign currency related items (both realized and unrealized)	(0.06)	(0.08)	0.41	0.13	0.25
Total from investment operations	0.00 (3)	(0.03)	0.37	0.05	0.24
Less Dividends and Distributions
Dividends from net investment income	—	—	(0.04)	—	(0.18)
Distributions from net realized gains	(0.17)	(0.48)	(0.18)	(0.02)	(0.12)
Total dividends and distributions	(0.17)	(0.48)	(0.22)	(0.02)	(0.30)
Net asset value, end of year	$9.86	$10.03 (1)	$10.54	$10.39 (1)	$10.36
Total return(4)	0.11%	(0.29)%	3.68%	0.53%	2.33%
Ratios and supplemental data
Net assets, end of year (000s omitted)	$74,486	$104,886	$102,227	$114,951	$13,015
Ratio of net expenses to average net assets	0.85%	0.89%	1.00%	0.91%	1.56%
Ratio of expenses to average net assets excluding securities sold short dividend expense	0.85%	0.85%	0.85%	0.85%	1.32%
Ratio of net investment income (loss) to average net assets	0.60%	0.44%	(0.40)%	(0.79)%	(0.14)%
Decrease reflected in above operating expense ratios due to waivers/reimbursements	1.13%	0.95%	0.68%	0.65%	2.34%
Portfolio turnover rate	305%	1,373%	586%	1,021%	292%

(1) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon net asset values may differ from the net asset values and returns for shareholder transactions.

(2) Per share information is calculated using the average shares outstanding method.

(3) This amount represents less than $0.01 per share.

(4) Total returns are historical and include change in share price and reinvestment of all dividends and distributions. Had certain expenses not been reduced during the years shown, total returns would have been lower.

MULTIALTERNATIVE STRATEGY FUND CLASS A FOR THE YEAR ENDED:	10/19	10/18	10/17	10/16	10/15
Per share data
Net asset value, beginning of year	$9.92 (1)	$10.47	$10.31	$10.31	$10.37
Investment Operations
Net investment income (loss)(2)	0.03	0.02	(0.07)	(0.10)	(0.05)
Net gain (loss) from investments, futures contracts, swap contracts, written options and foreign currency related items (both realized and unrealized)	(0.05)	(0.09)	0.42	0.12	0.26
Total from investment operations	(0.02)	(0.07)	0.35	0.02	0.21
Less Dividends and Distributions
Dividends from net investment income	—	—	(0.01)	—	(0.15)
Distributions from net realized gains	(0.17)	(0.48)	(0.18)	(0.02)	(0.12)
Total dividends and distributions	(0.17)	(0.48)	(0.19)	(0.02)	(0.27)
Net asset value, end of year	$9.73	$9.92 (1)	$10.47	$10.31	$10.31
Total return(3)	(0.10)%	(0.68)%	3.45%	0.24%	2.08%
Ratios and supplemental data
Net assets, end of year (000s omitted)	$994	$1,414	$1,267	$1,319	$320
Ratio of net expenses to average net assets	1.10%	1.14%	1.26%	1.17%	1.82%
Ratio of expenses to average net assets excluding securities sold short dividend expense	1.10%	1.10%	1.10%	1.11%	1.57%
Ratio of net investment income (loss) to average net assets	0.30%	0.19%	(0.65)%	(0.98)%	(0.44)%
Decrease reflected in above operating expense ratios due to waivers/reimbursements	1.13%	0.94%	0.68%	0.65%	2.33%
Portfolio turnover rate	305%	1,373%	586%	1,021%	292%

(1) Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon net asset values may differ from the net asset values and returns for shareholder transactions.

(2) Per share information is calculated using the average shares outstanding method.

(3) Total returns are historical and include change in share price, reinvestment of all dividends and distributions and no sales charge. Had certain expenses not been reduced during the years shown, total returns would have been lower.